UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

U Power Limited

(Name of Issuer)

Ordinary shares, par value $0.0000001 per share

(Title of Class of Securities)

G9520U108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9520U108	Page 1 of 7

1.	Names of Reporting Persons Jia Li
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 37,854,400*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 37,854,400*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,854,400*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.79%**
12.	Type of Reporting Person IN

*	Includes: 15,785,900 ordinary shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Jia Li; 14,943,500 ordinary shares held by Upincar Limited, a British Virgin Islands company which is 100% owned by Jia Li; and 7,125,000 ordinary shares held by U Create Limited, a British Virgin Islands company which is 100% owned by Jia Li.
**	Percentage of class is calculated based on 191,243,671 ordinary shares outstanding as of February 13, 2024, which information was provided by the Issuer to the Reporting Persons on February 13, 2024.

CUSIP No. G9520U108	Page 2 of 7

1.	Names of Reporting Persons U Trend Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,785,900*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,785,900*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,785,900*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.25%**
12.	Type of Reporting Person FI

*	Represents 15,785,900 ordinary shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Jia Li as of December 31, 2023.
**	Percentage of class is calculated based on 191,243,671 ordinary shares outstanding as of February 13, 2024, which information was provided by the Issuer to the Reporting Persons on February 13, 2024.

CUSIP No. G9520U108	Page 3 of 7

1.	Names of Reporting Persons Upincar Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,943,500*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,943,500*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,943,500*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.81%**
12.	Type of Reporting Person FI

*	Represents 14,943,500 ordinary shares held by Upincar Limited, a British Virgin Islands company which is 100% owned by Jia Li as of December 31, 2023.
**	Percentage of class is calculated based on 191,243,671 ordinary shares outstanding as of February 13, 2024, which information was provided by the Issuer to the Reporting Persons on February 13, 2024.

CUSIP No. G9520U108	Page 4 of 7

ITEM 1.

(a) Name of Issuer: U Power Limited

(b) Address of Issuer’s Principal Executive Offices: 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

ITEM 2.

2(a) Name of Person Filing:

Jia Li

U Trend Limited

Upincar Limited

The shares reported herein are directly held by U Trend Limited, Upincar Limited, and U Create Limited, respectively. Jia Li is the sole shareholder of U Trend Limited, Upincar Limited, and U Create Limited. Accordingly, Jia Li may be deemed to indirectly beneficially own the securities of the Issuer held by U Trend Limited, Upincar Limited, and U Create Limited.

2(b) Address of Principal Business Office, or if None, Residence:

Jia Li: 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China

U Trend Limited and Upincar Limited: Intershore Chambers, Road Town, Tortola, British Virgin Islands

2(c) Citizenship:

Jia Li; China

U Trend Limited and Upincar Limited: British Virgin Islands

2(d) Title of Class of Securities:

Ordinary shares, par value $0.0000001 per share

2(e) CUSIP Number:

G9520U108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G9520U108	Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G9520U108	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2024

By:	/s/ Jia Li
Name:	Jia Li

U Trend Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Director

Upincar Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G9520U108	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement